Exhibit (a)(1)(D)
OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock of
FORIAN INC.
at
$2.17 per share
Pursuant to the Offer to Purchase
Dated April 16, 2026
by
Bravo Merger Sub, Inc.
a wholly owned subsidiary of
2025 Acquisition Company, LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MAY 14, 2026, UNLESS THE OFFER IS EXTENDED OR
EARLIER TERMINATED.
April 16, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”), and a direct wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”) to act as Information Agent in connection with its offer to purchase all of the issued and outstanding shares (each a “Share” and collectively “Shares”) of common stock par value $0.001 per share of Forian Inc., a Maryland corporation (“Forian” or the “Company”), for $2.17 per Share (the “Offer Price”) payable net to the holder in cash without interest subject to any withholding taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto the “Letter of Transmittal” and together with the Offer to Purchase and other related materials as each may be amended and supplemented from time to time the “Offer”) enclosed herewith. The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.
The Offer is not subject to any financing condition. The Offer is subject to the conditions described in Section 12—“Conditions of the Offer” of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Solicitation/Recommendation Statement on Schedule 14D-9 of Forian;
3.	Rule 13e-3 Transaction Statement on Schedule 13E-3 of Forian and Merger Sub;
4.	The Letter of Transmittal for the information of your clients;
5.
A Notice of Guaranteed Delivery for the information of your clients if the required documents cannot be delivered to us to submit to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) through The Depositary Trust Company (“DTC”) prior to one minute after 11:59 p.m. (Eastern time), on May 14, 2026 (the “Expiration Date,” unless the Offer is otherwise extended or earlier terminated in accordance with the Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Buyer Parties and Forian, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended will expire) or if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date;

6.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

7.	A return envelope addressed to the Depositary for your use only.
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m. (Eastern time), on May 14, 2026, unless the Offer is extended or earlier terminated.
The Offer is being made pursuant to the Merger Agreement, and unless the Offer is earlier terminated, the Offer will expire on the Expiration Date. The Merger Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Merger Sub will (and Parent will cause Merger Sub to), (a) promptly after the Expiration Date, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and (b) as promptly as practicable (and in any event within two (2) Business Days) following the Offer Acceptance Time, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Offer Acceptance Time. It is expected that upon completion of the Merger, the Company will cause the Shares to be delisted from the Nasdaq Stock Market and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable after completion of the Merger (and in any event no more than ten (10) days after completion of the Merger) and the requirements for such delisting and termination of registration are satisfied.
Under no circumstance will interest be paid on the Offer Price in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.
A committee (the “Special Committee”) of the board of directors of Forian (the “Board”) consisting of Ian G. Banwell and Alyssa F. Varadhan, each of whom is an independent director of the Board and does not have a conflict of interest with respect to the Transactions (as defined in the Offer to Purchase) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors. The Special Committee unanimously (a) determined that the Merger, the Merger Agreement, and the transactions contemplated thereby (including the Offer) are advisable and fair to, and in the best interests of, Forian and its stockholders other than those certain current stockholders of Forian that will, prior to the Closing, contribute their Shares to Parent (the “Consortium Members”) (such unaffiliated Forian stockholders, the “Unaffiliated Company Stockholders”); (b) recommended that the Board of Directors of Forian (the “Board”) declare the Merger, the Merger Agreement and the transactions contemplated thereby (including the Offer), advisable and fair to, and in the best interests of, each of Forian and its stockholders (the “Company Stockholders”); (c) recommended that the Board approve the Merger, in substantially the form of the Merger Agreement as considered by the Special Committee, pursuant to Section 3-106.1 of the MGCL; and (d) recommended that the Board recommend that Company Stockholders accept the Offer and tender their Shares pursuant to the Offer and subject to the terms of the Merger Agreement. Following receipt of such recommendation, the Board reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Forian and the Company Stockholders, (b) determined that the Merger will be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (c) approved the execution, delivery and performance by Forian of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (d) resolved to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and subject to the terms of the Merger Agreement.
The Special Committee and the Board on behalf of Forian unanimously recommends that the Unaffiliated Company Stockholders and the Company Stockholders accept the Offer and tender their Shares of Company Common Stock pursuant to the Offer. A more complete description of the reasons that the Board approved the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that Forian is furnishing to the Unaffiliated Company Shareholders in connection with the Offer.
In order for Unaffiliated Company Stockholders to validly tender their Shares pursuant to the Offer, the Depositary must timely receive (a) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares held of record by DTC or other clearing corporation, an Agent’s Message in lieu of the Letter of Transmittal. ) and (iii) any other documents required by the Letter of Transmittal. If Shares held of record by a person other than DTC or other clearing corporation as nominee are being tendered, the Letter of Transmittal properly completed and duly executed with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer. No alternative, conditional or contingent tenders will be accepted.
Except as set forth in the Offer to Purchase, neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
Broadridge Corporate Issuer Solutions, LLC
Nothing contained herein or in the enclosed documents shall render you the agent of Merger Sub, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

Stockholders, Banks and Brokers May Call Toll-Free:
(855) 793-5068

Email (for material requests only):
Shareholder@Broadridge.com